EXHIBIT 17.1

RESIGNATION OF MICHAEL J. CARROLL

Effective on the date set forth below, I hereby tender my resignation from any and all officer and director positions I now hold with The Flooring Zone, Inc. This resignation is not the result of any disagreement with The Flooring Zone, Inc. on any matter relating to its operations, policies or practices.

Dated: November 29, 2007	/s/ Michael J. Carroll
Michael J. Carroll